Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation or Organization
Project Angel Intermediate Holdings, LLC	Delaware
Project Angel Holdings, LLC	Delaware
ML California Sub, Inc	California
MeridianLink Wholesale Data, LLC	Delaware
ML East Acquisition Subsidiary, Inc.	Florida
Professional Credit Reporting, Inc.	California
Saylent Technologies, Inc.	Delaware
Teledata Communications, Inc.	New York